A. Stephen Meadows
Chief Accounting Officer

January 30, 2015
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N. E.
Washington, DC 20549-0405

Attention:    Karl Hiller
Branch Chief
Re: Rock-Tenn Company
Form 10-K for the Fiscal Year ended September 30, 2014
Filed November 24, 2014
File No. 001-12613

Mr. Hiller:
Reference is made to the letter dated January 16, 2015 (the “Comment Letter”) to Mr. A. Stephen Meadows, Chief Accounting Officer of RockTenn Company (the “Company,” “our” or “we”), setting forth the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the filing referenced above.

This letter sets forth the Company’s responses to the Staff’s comments.  For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately following the comment.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Form 10-K for Fiscal Year Ended September 30, 2014

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations (Segment Data), page 27

1. We note from your website that you group your containers available for sale under your Corrugated Packaging segment into five different categories (i.e., standard, customized, courier, food services, and bulk bins), and that there are additional categories of non-container products for sale in this segment. Item 303 (a)(3)(i) of Regulation S-K requires, in part, a description of any significant components of revenues that are necessary to

504 Thrasher Street • Norcross, GA 30071 • 678-291-7377
www.rocktenn.com

understand your results of operations, but you generally do not provide information related to the aforementioned components. Please explain to us why it is not necessary to provide information related to these components in your MD&A to comply with Regulation S-K, or provide us revised disclosure for inclusion in your filings that addresses Item 303. As part of your response, please provide us the revenue for each of the categories of container and non-container revenues, for the periods presented. In addition, please explain to us how you considered FASB ASC 280-10-50-40 as it relates to product revenue disclosure in your financial statements footnotes.

Response:

Our website serves many purposes. One of those purposes is to communicate to existing and prospective customers the diversity within the types of products that we manufacture and the opportunities for customized solutions – i.e. that our products are custom solutions that are made to order. We do list standard packaging, customized shipping containers, courier boxes, food service boxes, and bulk bins on our website followed by a statement to contact us to learn how we can help bring a prospective customer’s product to market. Specifying flexibility within the various types of items we manufacture and sell allows us to help the customer and prospective customer identify how we can serve them. Additionally, it allows us to discuss some of the products more specifically as well as make statements such as “We are an industry leader in the manufacture of overnight boxes and courier packaging”. This allows us to provide specific information to a customer or potential customer to help them understand our expertise in a specific area that may be of interest to them.

While we have the capabilities to tailor aspects of our products to accommodate a wide variety of customer needs for items such as appearance, durability, functionality and handling to name a few, we do not consider these varying characteristics/subgroups to be discrete product categories. Our plants and equipment are capable of manufacturing corrugated packaging products with a wide variety of characteristics that are unique to each product as each product is a custom solution made to order. Our systems do not capture revenue or profitability within these subgroups and management does not utilize these sub groups as a management tool. Our internal management reporting is focused on revenue by customer as opposed to revenue for such detailed sub groupings and we evaluate performance collectively as corrugated packaging. We acknowledge your request for revenue for each of the categories for the periods presented, but as outlined above we do not capture that data.

We considered FASB ASC 280-10-50-40 as it relates to product revenue disclosures of each product or each group of similar products. We have disclosed in our financial statements revenue by similar product - corrugated packaging, which is the grouping management utilizes when managing the business.

2. We note that revenue for your Corrugated Packaging segment increased $242.0 million in fiscal 2014 due to the Tacoma Mill acquisition and higher selling prices which were partially offset by lower volumes excluding the acquisition, although the extent of the contribution to the increase in revenue from each of these factors in not clear. Item 303 (a)(3) of Regulation S-K appears to require a discussion of the extent to which each of these factors contributed to the increase. Please explain to us why it is not necessary to provide additional information related to these factors in your MD&A to comply with Regulation S-K, or provide us revised disclosure for inclusion in your filings that address the requirements.

Response:

We considered Item 303 (a)(3) of Regulation S-K with respect to the extent to which each of the factors we outlined contributed to the increase. Under Item 303 (a)(3)(i) of Regulation S-K it states:

“Describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected. In addition, describe any other significant components of revenues or expenses that, in the registrant's judgment, should be described in order to understand the registrant's results of operations.”

In considering the extent of the required disclosure, we believed that the total $242.0 million change was not material as it represented a change of 3.6% of Corrugated Packaging segment sales from fiscal 2013 levels. Each of the three individual contributing factors to the $242.0 million change, i.e. the Tacoma mill acquisition, higher selling prices and lower volumes, were themselves individually not material since each of these factors was less than the $242.0 million aggregate change deemed to be not material. In addition, we believed the disclosed change in the Corrugated Packaging segment was due to normal business activity for our Company as we routinely are involved in acquisitions and the pricing and volume levels for our products in this segment fluctuate with normal market activity. We do not believe the change was the result of unusual or infrequent events or significant economic changes. Nonetheless, we thought the user of our financial information could benefit from a description of the factors driving the change and so while we did not indicate the dollar magnitude of each factor, we identified the factors so as to provide the user additional information regarding the change in segment sales. We will continue to be mindful of our disclosure requirements in future filings and to the extent unusual or infrequent changes or significant changes that are material to the financial statements arise, we will provide quantification of the change factors in the disclosure in future filings, as appropriate.

In response to your request, we acknowledge:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ A. Stephen Meadows

A. Stephen Meadows
Chief Accounting Officer
cc: Michael Fay
John Cannarella
Steven C. Voorhees
Ward H. Dickson
Robert B. McIntosh